Confidential Treatment Requested by Azure Power Global Limited

Under 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL

TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH

HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

June 22, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Andrew Blume
Michael Kennedy
Mara L. Ransom
Sondra Snyder

Re:	Azure Power Global Limited
Amendment No. 4 to Registration Statement on Form F-1
File No. 333-208584

Ladies and Gentlemen:

On behalf of Azure Power Global Limited (the “Company”), we submit this supplemental letter to inform the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the proposed preliminary price range for the initial public offering (the “IPO”) contemplated by the above-referenced Amendment No. 4 to Registration Statement on Form F-1, filed by the Company with the Commission on June 15, 2016 (the “Registration Statement”). For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus for the proposed IPO that will be between [***] and [***] per share (the “Preliminary Price Range”). The Company anticipates effecting a [***]-for-1 stock split in connection with the IPO pursuant to a future amendment to the

Company’s Constitution prior to the filing of the preliminary prospectus for the IPO. The Company also notes that the actual price range included in the preliminary prospectus for the IPO (the “Bona Fide Price Range”) is expected to fall within the Preliminary Price Range and will be narrowed in advance of such inclusion such that it will not vary by more than $2.00 from the low end to the high end, pursuant to Commission guidance. The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriter of the proposed offering.

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s equity shares and assumes a successful initial public offering as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s IPO public marketing process, which it anticipates could commence as soon as July 5, 2016. Though the Company does not currently anticipate this happening, such Bona Fide Price Range could differ from the Preliminary Price Range based on then-current market conditions, continuing discussions with the lead underwriter and further business developments impacting the Company. If that were to occur, we would inform the Staff immediately of that occurrence.

We have attached as Exhibit A to this letter versions of the prospectus cover, “Offering Summary,” “Summary—Corporate Structure,” “Capitalization,” and “Principal and Selling Stockholders” sections of the Registration Statement that reflect (i) the Preliminary Price Range, (ii) a [***]-for-1 stock split and (iii) an assumed offering size of [***] equity shares (before giving effect to the underwriters’ over-allotment option to purchase additional shares).

Because of the financially-sensitive nature of the content of Exhibit A to this letter, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the U.S. Securities and Exchange Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter and the attached annex to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose.

We are providing this information to you supplementally to facilitate your review process. Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey

Thomas J. Ivey, Esq.

cc:	Azure Power Global Limited

Inderpreet Wadhwa

Sandeep Chopra

cc:	Latham & Watkins LLP

Kirk A. Davenport II, Esq

Wesley C. Holmes, Esq

Ernst & Young Associates LLP

Kapil Jain

2